Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the combined financial statements of CPEX Pharmaceuticals, Inc. (a component of Bentley Pharmaceuticals, Inc.) dated April 11, 2008 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a description of the drug delivery business of Bentley Pharmaceuticals, Inc. and allocations made from Bentley Pharmaceuticals, Inc., and the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(Revised), Share-Based Payment, effective January 1, 2006), appearing in the amended Registration Statement on Form 10 (File No. 001-33895) of CPEX Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on June 17, 2008, for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 30, 2008